Filed Pursuant to Rule 424(b)(3)

Registration No. 333-140065

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED February 1, 2007

ECOSPHERE TECHNOLOGIES, INC.

30,870,025 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated February 1, 2007 relating to the resale by certain selling stockholders of up to 30,870,025 shares of common stock of Ecosphere Technologies, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

In February 2007 Ecosphere entered into an agreement with Robert Baratta to extend his promissory note until July 13, 2007 and to pay approximately $140,000 including a $50,000 principal reduction. The new principal balance is $1,297,870.

In March 2007 Ecosphere entered into an agreement with Heller Capital Partners to extend its 5% convertible promissory note of $1,000,000 until March 6, 2008. In return for this extension, Ecosphere Technologies, Inc.:

•

Reduced the conversion price of the note from $1.00 to $0.48 per share;

•

Adjusted the exercise price of warrants Heller Capital currently holds to purchase 1,000,000 shares of Ecosphere’s common stock from $1.25 to $0.48 per share;

•

Issued Heller Capital five-year warrants to purchase 2,000,000 shares of Ecosphere’s common stock exercisable at $0.48 per share;

•

Paid Heller Capital $75,000 consisting of the interest due through September 6, 2007; and

•

On September 6, 2007 will prepay interest on the note for the following six months.

In addition, Heller Capital received piggyback registration rights for (a) 1,083,333 shares issuable upon conversion of the note which have not been registered, and (b) the new five-year warrants to purchase 2,000,000 shares of Ecosphere’s common stock.

In the event Ecosphere sells any securities at a price of or with an exercise or conversion price of less than $0.48 per share, the conversion price of the note and the exercise price of the warrants held by Heller Capital shall be reduced to the sale price or the exercise or conversion price of the securities sold.

In the event Ecosphere raises in excess of $5,000,000 from the sale of any securities or any other transaction not in the ordinary course of business, the net proceeds from any amounts raised in excess of $5,000,000 shall be paid to Heller Capital in pre-payment of the outstanding principal balance and any outstanding interest of the note.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 21, 2007.